UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Kind Collection, Inc.

Legal status of issuer

       Form
       Corporation

       Jurisdiction of Incorporation/Organization
       California

       Date of organization
       September 7, 2018

Physical address of issuer
363 Monticello Street, San Francisco, CA, US

Website of issuer
http://www.juna-world.com

Current number of employees
0

	Most recent fiscal year-end 2020	Prior fiscal year-end 2019
Total Assets	$446,861	$157,097
Cash & Cash Equivalents	$320,949	$64,069
Accounts Receivable	$28,996	$13,901
Short-term Debt	$15,907	$363
Long-term Debt	$247,000	$244,000
Revenues/Sales	$317,243	$165,594
Cost of Goods Sold	$123,894	$132,852
Taxes Paid	$0.00	$0.00
Net Income (Loss)	$(66,001)	$(193,937)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Jewel Zimmer
(Signature)

Jewel Zimmer
(Name)

CEO, Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Jewel Zimmer
(Signature)

Jewel Zimmer
(Name)

CEO, Director
(Title)

4/30/2021
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

EXHIBIT A Offering Memorandum
EXHIBIT B: Financials

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C-AR)



April 30, 2021

Kind Collection, Inc.

The U.S. Securities and Exchange Commission (the “SEC”) does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company’s management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management’s current views with respect to future events and are subject to risks and uncertainties that could cause the Company’s action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering report:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the “1933 Act”) (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C-AR; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Ongoing Reporting
Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company’s fiscal year.

Once posted, the annual report may be found on the Company's website at http://www.juna-world.com

The Company must continue to comply with the ongoing reporting requirements until:
  (1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
  (2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
  (3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
  (4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
  (5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.republic co/juna

About this Form C-AR
You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C-AR. The Company does not expect to update or otherwise revise this Form C-AR or other materials supplied herewith. The delivery of this Form C-AR at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C-AR.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C-AR and the Exhibits hereto in their entirety. The Business' predecessor was Kind Collection LLC ("**Predecessor**"). The Predecessor was incorporated in Delaware on October 2, 2017. Company decided to incorporate in its home state of California in order to raise money and issue stock.

Kind Collection, Inc. is a California Corporation incorporated on September 7, 2018

The Company is located at 363 Monticello Street, San Francisco, CA, US

The Company's website is http://www.juna-world.com

The Company conducts business in All US states except Nebraska.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the OpenDeal Portal LLC dba Republic website under https://republic.co/juna

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.
The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Changes in government regulation could adversely impact our business.
The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. The FCC and/or Congress may attempt to change the classification of or change the way that our online content platforms are regulated and/or change the framework under which Internet service providers are provided Safe Harbor for claims of copyright infringement, introduce changes to how digital advertising is regulated and consumer information is handled, changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We may implement new lines of business or offer new products and services within existing lines of business.
As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The Company is subject to high compliance and regulatory requirements
Although the company does not sell or distribute cannabis directly, a part of its business model is dependent on those that do. While the company is unlikely to face direct federal pressure, its entire business model is at risk if federal or state laws change for medical (or recreational) cannabis use. Medical-use cannabis remains illegal under federal law, and therefore, strict enforcement of federal laws regarding medical-use cannabis would prevent us from executing our business plan. Cannabis is a Schedule I controlled substance under the Controlled Substances Act ("CSA"). Even in those jurisdictions in which the manufacture and use of medical cannabis has been legalized at the state level, the possession, use and cultivation all remain violations of federal law that are punishable by imprisonment and substantial fines. Moreover, individuals and entities may violate federal law if they intentionally aid and abet another in violating these federal controlled substance laws, or conspire with another to violate them. The U.S. Supreme Court has ruled in United States v. Oakland Cannabis Buyers' Coop. and Gonzales v. Raich that it is the federal government that has the right to regulate and criminalize cannabis, even for medical purposes. We would be unable to

execute our business plan if the federal government were to strictly enforce federal law regarding cannabis. The U.S. Department of Justice, under the Obama administration, issued memoranda, including the so-called "Cole Memo" on August 29, 2013, characterizing enforcement of federal cannabis prohibitions under the CSA to prosecute those complying with state regulatory systems allowing the use, manufacture and distribution of medical cannabis as an inefficient use of federal investigative and prosecutorial resources when state regulatory and enforcement efforts are effective with respect to enumerated federal enforcement priorities under the CSA. In the "Cole Memo," the U.S. Department of Justice provided guidance to all federal prosecutors indicating that federal enforcement of the CSA against cannabis-related conduct should be focused on eight priorities, which are to prevent: (1) distribution of cannabis to minors; (2) revenue from sale of cannabis to criminal enterprises, gangs and cartels; (3) transfer of cannabis from states where it is legal to states where it is illegal; (4) cannabis activity from being a pretext for trafficking of other illegal drugs or illegal activity; (5) violence or use of firearms in cannabis cultivation and distribution; (6) drugged driving and adverse public health consequences from cannabis use; (7) growth of cannabis on federal lands; and (8) cannabis possession or use on federal property. In addition, Congress enacted an omnibus spending bill for fiscal year 2016 including a provision prohibiting the U.S. Department of Justice (which includes the DEA) from using funds appropriated by that bill to prevent states from implementing their medical-use cannabis laws. This provision, however, was effective only until April 28, 2017 and must be renewed by Congress. In USA vs. McIntosh, the United States Court of Appeals for the Ninth Circuit held that this provision prohibits the U.S. Department of Justice from spending funds from relevant appropriations acts to prosecute individuals who engage in conduct permitted by state medical-use cannabis laws and who strictly comply with such laws. However, the Ninth Circuit's opinion, which only applies to the states of Alaska, Arizona, California, Hawaii, and Idaho, also held that persons who do not strictly comply with all state laws and regulations regarding the distribution, possession and cultivation of medical-use cannabis have engaged in conduct that is unauthorized, and in such instances the U.S. Department of Justice may prosecute those individuals. Any changes in state or local laws that reduce or eliminate the ability to cultivate and produce medical-use cannabis would negatively impact our business in a material way. Adverse independent decisions by federal officials, organizations and agencies regarding enforcement tactics and interpretations of Federal Law and guidance documents may negatively impact our business in a material way.

Laws and Regulations affecting the regulated cannabis industry are constantly changing, which could materially and adversely affect our proposed operation and growth.
Local, state and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. It is also possible that regulations may be enacted in the future that will be directly applicable to our proposed business. We cannot predict the nature of any future laws, regulations, interpretations or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

Product safety concerns could negatively affect the Company's business
The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations, public debate, and concerns about perceived negative safety and quality consequences of certain ingredients in our products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Additional Information

The summaries of, and references to, various documents in this Form C-AR do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C-AR or which will be made available to Investors and their professional advisors upon request.

The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C-AR. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C-AR or any other matter relating to the Securities described in this Form C-AR, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

BUSINESS

Description of the Business
Juno takes a problem-solving approach to wellness. Juna provides the highest-grade of effective and organic CBD and cannabis products to improve mind, body, mood, and sleep.

Business Plan
The Company sells its products direct to consumer. The Company also has strategic retail partners for our hemp CBD and California Cannabis Company.

The Company's Products and/or Services

Product / Service	Description	Current Market
Balance	Clam, Clear, Connected Our antioxidant-rich hemp oil retains its full spectrum of Phyto-actives to work with the body and mind to promote balance and a sense of wellbeing.	Balance is sold direct-to-consumer and through strategic retail partners.
Nightcap	Silent, Soft, Serene. Our antioxidant and phyto-cannabinoid rich Nightcap hemp oil relax the mind and body to help ease into your most restorative	Nightcap is sold direct-to-consumer and through strategic retail partners.

	sleep. Nightcap is naturally high in the terpenes myrcene (known to impart a deep sense of relaxation) and nerolidol (believed to have sedating effects). Essential oils of spearmint and chamomile round out the taste and experience.	
EASE	Release, Repair, Renew. Functional Body oil An agent for renewal: a transformative blend of botanicals immediately melts down muscular and mental tension. Work this velvety-rich oil into specific pain points and feel what comes next. On the surface: Notes of bergamot and clary sage clear the mind, turmeric warms the skin, and delicate floral notes from rose and ravintsara lift the spirit. Below the surface: Active botanicals penetrate muscles to release stiffness, soothe soreness, and mend the chronically-stressed body.	Sold direct-to-consumer and through strategic retail partners.
AM/PM GIFT SET	The AM/PM Gift Set includes two 15ml bottles with 15 doses of CBD in each. Juna's signature edible CBD drops, Balance (AM) and Nightcap (PM), are targeted formulas for the mood of the hour.	Sold direct-to-consumer and through strategic retail partners.
NUDE _ CBD (cannabis)	Clear Connected Balanced Experience: activates receptors to create balance in body and mind. Lifts spirits, focusses thoughts and attributes to overall well-being. Taste: herbal, fruity. floral	Sold direct-to-consumer via a licensed third party delivery service and strategic dispensary retail partners.
JADE - THC/CBD (cannabis)	Experience: Cool, calm and collected. Heightens perception and imparts a laid back sensuality. Taste: herbal	Sold direct-to-consumer via a licensed third party delivery service and strategic dispensary retail partners.
GOLD - THC (cannabis)	Experience: Creates and effervescent uplifted mood and sense of social discovery. Taste: citrus, green.	Sold direct-to-consumer via a licensed third party delivery service and strategic dispensary retail partners.

Competition

Some of our competitors include: Artet beverage, Cann, 1906 chocolates, petra mints, defoncer chocolate. Adaptogens: Moon Juice and Sunpotion. We appeal to similar consumers as these competitors, but we believe our tinctures and topicals have an appeal to a slightly different market. We believe our cannabis products are the perfect addition to the ultimate dinner party.

Customer Base

THE EARLY ADOPTER. She's always investigating the next health, beauty, or personal development trend and is eager to self-test. Adventurous and curious, she follows Byrdie, Refinery29, Into The Gloss, and goop.

THE URBAN PARENT. Highly educated and introspective, the urban parent invests in products and experiences that will optimize their life - whether that's boosting creativity and focus in their high-powered job, being more present for their young child, or unwinding in a non-destructive way.

THE FOODIE. Her weekend plans involve farmers markets and reservations at the latest hotspots. She's inspired by and highly engaged with social media, and follows celebrity chefs, food bloggers, and niche publications like Pineapple Collaborative, Food&Wine, and Bon Appetit The Canna Curious!

Intellectual Property
The Company has no intellectual property.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation
The Company is not subject to any litigation.

DIRECTORS AND OFFICERS

The directors of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Jewel Zimmer	CEO, Director	Juna - Founder. September 2017 - Present Cocoa - Owner 2009 - Present	Le Cordon Bleu Paris and Court of Master Sommelier

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently employs 0 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type/Class of security	Common Stock
Securities (or amount) Authorized	10,000,000
Securities (or amount) Outstanding	8,000,000
Par Value (if applicable)	$0.00001
Voting Rights	Yes
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Common Stock which may dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	90%
Other Rights	Common Stock holders have the same rights as typically associated with California corporations.

The Company has the following reserved/outstanding convertible securities:

Type/Class of security	Convertible Notes
Number of Shares of Common Stock Required for Conversion*	5,000
Cash Value of Notes Outstanding (Including Interest)	$10,000 as of the Offering Date.
Voting Rights	No, but voting rights may be granted upon conversion
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	These securities are likely to convert to stock in the future, which could dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).**	0.05%
Additional Terms	$4,000,000 Valuation Cap, 20% Discount

* The shares required to convert convertible notes are calculated based on their respective valuation caps and using the current number of shares of outstanding Common Stock.
** The percentage assumes conversion and issuance of all convertible securities and options as if the securities were to convert at the same time.

Type/Class of security	SAFEs
Number of Shares of Common Stock Required for Conversion*	117,000
Cash Value of SAFEs Outstanding (Including Interest)	$234,000 as of the Offering Date.
Voting Rights	No, but voting rights may be granted upon conversion
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	These securities are likely to convert to stock in the future, which could dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).*	1.3%

Type/Class of security	Crowd SAFE
Cash Value of SAFEs Outstanding (Including Interest)	$385,347
Number of Shares of Common Stock Required for Conversion*	770,694
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	These securities are likely to convert to stock in the future, which could dilute the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).*	8.65%
Additional Terms	The SAFEs have a valuation cap of $4,000,000 and a 20% discount

* The shares required to convert convertible notes are calculated based on their respective valuation caps and using the current number of shares of outstanding Common Stock.
** The percentage assumes conversion and issuance of all convertible securities and options as if the securities were to convert at the same time.

Debt
The Company has no debt outstanding.

Ownership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Jewel Zimmer	8,000,000/Common Stock	100%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C.

Operations

Kind Collection, Inc. ("the Company") was incorporated on September 7, 2018 under the laws of the State of California, and is headquartered at 363 Monticello Street, San Francisco, CA, US.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Amount of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE	$54,000	General operations	9/29/2018	Section 4(a)(2)
SAFE	$25,000	General operations	10/25/2018	Section 4(a)(2)
SAFE	$50,000	General operations	10/29/2018	Section 4(a)(2)
SAFE	$25,000	General operations	10/29/2018	Section 4(a)(2)
SAFE	$50,000	General operations	11/09/2018	Section 4(a)(2)
SAFE	$15,000	General operations	11/19/2018	Section 4(a)(2)
SAFE	$15,000	General operations	12/10/2018	Section 4(a)(2)
Crowd SAFE	$385,347	Marketing Costs + Sales Manager Salaries	08/02/2020	Section 4(a)(6)

*Notes were issued to Predecessor

TAX MATTERS

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

The founder, Jewel Zimmer, loaned the Company $14,027. Company has repaid Jewel Zimmer in full.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

I, Jewel Zimmer, certify that: (1) the financial statements of Kind Collection, Inc. included in this Form are true and complete in all material respects; and (2) the tax return information of Kind Collection, Inc. included in this Form reflects accurately the information reported on the tax return for Kind Collection, Inc. filed for the fiscal year ended 12/31/2020.

/s/Jewel Zimmer
_____
(Signature)

Jewel Zimmer
_____
(Name)

CEO, Director
_____
(Title)

April 30, 2021
_____
(Date)

EXHIBIT B
Financials

Balance Sheet

Juna Entities Consolidated

As at 31 December 2020

	31 Dec 2020	31 Dec 2019			
Assets					
Cash and Cash Equivalents					
Chase Total Business Checking	$10,868.68	$10,753.52			
Kind - Bank of the West	$262,831.73	$0.00			
Kind Collection Checking -1389	$0.00	$33,862.01			
Nude Collection Checking-5608	$0.00	$19,454.40			
Safe 1	$300.00	$0.00			
Sterling Bank Checking	$38,206.70	$0.00			
Undeposited Funds	$8,742.35	$0.00			
Total Cash and Cash Equivalents	**$320,949.46**	**$64,069.93**			
Current Assets					
Accounts Receivable	$28,996.04	$13,901.37			
Deposits & Retainers	$3,575.00	$3,575.00			
Inventory	$68,001.58	$39,790.59			
Prepaid Expenses	$0.00	$8,575.00			
Tax Asset	$25,339.04	$25,339.04			
Accrued Expenses	$0.00	$1,847.00			
Total Current Assets	**$125,911.66**	**$93,028.00**			
Total Assets	**$446,861.12**	**$157,097.93**			
Liabilities and Equity					
Liabilities					
Current Liabilities					
BUSINESS CARD ...5611	$46.48	$0.00			
Chase Credit Card	$13,221.87	$0.00			
Sales Tax	$2,539.00	$363.03			
Shareholder Loan	$100.00	$0.00			
Total Current Liabilities	$15,907.35	$363.03			
Non-Current Liabilities					
Notes Payable	$247,000.00	$244,000.00			
Total Non-Current Liabilities	**$247,000.00**	**$244,000.00**			
Total Liabilities	**$262,907.35**	**$244,363.03**			
Equity					

Capital Contributions - Crowdfunding	$337,220.60	$0.00			
Current Year Earnings	-$66,001.73	-$193,937.47			
Retained Earnings	-$87,265.10	$106,672.37			
Total Equity	**$183,953.77**	**-$87,265.10**			
Total Liabilities and Equity	**$446,861.12**	**$157,097.93**			

Income Statement

Juna Entities Consolidated

For the 12 months ended 31 December 2020

	Dec-20	Dec-19			
Revenue	**$317,243.64**	**$165,594.85**			
Less Cost of Sales					
Distillate	$59,028.61	$34,073.50			
Lab Testing	$741.36	$2,066.60			
Merchant Service Fees	$4,606.48	$1,344.16			
Other Raw Ingredients	$833.88	$3,532.64			
Packaging Materials	$12,824.74	$9,471.97			
Processing Supplies	$713.52	$2,852.05			
Direct Contractors	$2,500.00	$10,965.88			
Expensed Equipment < $2,500	$0.00	$4,318.35			
Inventory Shrinkage/Theft	$22,256.75	$0.00			
Licenses & Permits	$614.50	$7,600.00			
Business Insurance	$3,494.70	$2,434.78			
Bad Debt	$12,604.80	$14,611.20			
Rent	$3,575.00	$36,822.50			
Repair & Maintenance	$0.00	$1,801.72			
Utilities (51120)	$100.00	$957.28			
Total Cost of Sales	**$123,894.34**	**$132,852.63**			
Gross Profit	**$193,349.30**	**$32,742.22**			
Operating Expenses					
Accounting & Tax	$2,500.00	$4,207.36			
Airfare	$167.48	$239.96			
Automobile	$0.00	$86.47			
Bank Charges	$368.07	$327.77			
Charitable Contributions	$1,586.06	$412.55			
Contractors	$0.00	$12,914.79			
Employee Morale	$1,001.61	$539.74			
Legal	$0.00	$21,588.25			
Office Supplies & Materials	$22.76	$3,363.35			
SaaS	$1,035.60	$1,264.83			
Transportation	$27.06	$537.09			
Utilities (65300)	$0.00	-$141.85			
Advertising Print & Display	$1,752.75	$5,591.96			
Events & Conferences	$500.00	$7,150.00			
Federal Income Tax	$0.00	$20,743.72			
Marketing Expense	$87,016.33	$60,639.86			
Meals & Entertainment	$279.16	$224.67			

Miscellaneous	$0.00	$692.00			
Postage and Shipping	$10.90	$106.85			
Public Relations	$0.00	$6,000.00			
Research & Development	$600.00	$17,112.69			
State Income Tax	$0.00	$509.20			
Federal Income Tax	-$1,102.47	$1,817.00			
Fraud	$300.00	$0.00			
Fundraising Expense	$39,028.98	$0.00			
Interest Expense	$30.04	$0.00			
Miscellaneous	-$0.01	-$403.55			
Outside Services	$77,201.93	$40,005.11			
Founder's Salary	$27,903.02	$11,460.15			
Office	$13,508.70	$7,017.70			
Facilities	$1,520.00	$1,564.02			
Travel	$4,208.42	$1,663.33			
Total Operating Expenses	**$259,466.39**	**$227,235.02**			
Operating Income / (Loss)	**-$66,117.09**	**-$194,492.80**			
Other Income	**$115.36**	**$555.33**			
Net Income	**-$66,001.73**	**-$193,937.47**			